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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13D-1(B)(C), AND (D) AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13D-2(B)

                                (AMENDMENT NO. )*

                               TIBCO SOFTWARE INC.

                                (NAME OF ISSUER)

                                  COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)

                                   88632Q 10 3

                                 (CUSIP NUMBER)

                                DECEMBER 31, 1999
                                -----------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [   ]   Rule 13d-1(b)

            [   ]   Rule 13d-1(c)

            [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (3-98)                   Page 1 of 5 pages

CUSIP NO. 88632Q 10 3                                                      13G


        1.   Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Reuters Nederland B.V.

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [   ]               Not applicable.
            (b) [   ]


        3.  SEC Use Only
        ----------------

        4.  Citizenship or Place of Organization:  The Netherlands
        -----------------------------------------


                           5.  Sole Voting Power:  89,456,6651
                                                   -----------
Number of Shares           ----------------------------------------------------
Beneficially               6.   Shared Voting Power:  0
                                                      -
Owned by Each              ----------------------------------------------------
Reporting                  7.   Sole Dispositive Power:  112,089,843
                                                         -----------
Person With:               ----------------------------------------------------
                           8.   Shared Dispositive Power:  0
                                                           -


      9.   Amount Beneficially Owned by Each Reporting Person:  112,089,843
                                                                -----------


     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions) [   ]


     11.   Percent of Class Represented by Amount in Row (9):  61%
                                                               ---


     12.   Type of Reporting Person (See Instructions):  00
                                                         --

----------
TIBCO Software Inc.'s stockholders agreement limits Reuters Nederland B.V.'s right to vote greater than 49% of the total votes eligible to be cast in any matter submitted to a vote of stockholders.

SEC 1745 (3-98)                   Page 2 of 5 pages

Item 1.

        (a)  Name of Issuer:    TIBCO Software Inc.

        (b)  Address of Issuer's Principal Executive Offices:

            3165 Porter Drive
            Palo Alto, CA  94304

Item 2.

         (a)  Name of Person Filing:  Reuters Nederland B.V.

         (b)  Address of Principal Business Office or, if none, Residence:

            85 Fleet Street
            London, UK  EC4P 4AJ

        (c)  Citizenship:  The Netherlands

        (d)  Title of Class of Securities:  Common Stock

        (e)  CUSIP Number:   88632Q 10 3

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

        (a)  [   ]  Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

        (b)  [   ]  Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).

        (c)  [   ]  Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

        (d)  [   ]  Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)  [   ]  An investment advisor in accordance with
(S)240.13d-1(b)(1)(ii)(E);

        (f)  [   ]  An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

        (g)  [   ]  A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

        (h)  [   ]  A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  [   ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


SEC 1745 (3-98)                   Page 3 of 5 pages

Item 4.   Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)    Amount Beneficially Owned:  112,089,843
                                      -----------

   (b)    Percent of class:  61%
                             ---

   (c)    Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote:  89,456,6652
                                                            -----------

          (ii)   Shared power to vote or to direct the vote:  0
                                                              -

         (iii)  Sole power to dispose or to direct the disposition
of:  112,089,843
     -----------

          (iv)   Shared power to dispose or to direct the disposition of:  0
                                                                           -


Item 5.   Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.   Identification and Classification of Members of the Group

         Not applicable.

Item 9.   Notice of Dissolution of Group

         Not applicable.

Item 10.   Certification

         Not applicable.

----------
2 TIBCO Software Inc.'s stockholders agreement limits Reuters Nederland B.V.'s right to vote greater than 49% of the total votes eligible to be cast in any matter submitted to vote of stockholders.


SEC 1745 (3-98)                   Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                          February 24, 2000
                                          --------------------------------------
                                                       (Date)


                                          /s/ Julian Brown
                                          --------------------------------------
                                                       (Signature)


                                          Julian Brown, Attorney-in-fact
                                          --------------------------------------
                                                       (Name/Title)3

Exhibit No.       Exhibit
-----------       -------

99.1              Power of Attorney, dated February 24, 2000

--------
3 See Exhibit A for Power of Attorney


SEC 1745 (3-98)                   Page 5 of 5 pages